                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                For July 7, 2006
                         Commission File Number 0-50822
                                                -------

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X           Form 40-F
                                    ---                    ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                         No  X
                              -----                      -----

This Form 6-K consists of:

"As the request of the TSX Venture Exchange, Northwestern Mineral Ventures Inc.
(TSX-V: NWT; OTCBB: NWTMF) further clarifies its press release dated June 21,
2006. The Letter of Intent to acquire ownership of the Saguenay Uranium Property in Quebec was signed between Northwestern and Edward Bawolak, a private owner."

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Northwestern Mineral Ventures Inc.

                                  By: /s/ Marek Kreczmer
                                  ----------------------
                                      Marek Kreczmer
                                      President and CEO

Date: July 7, 2006